Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(‘Randgold Resources’ or the ‘Company’)
FINAL DIVIDEND FOR 2010 — ELECTION FOR STERLING DIVIDEND — AND RESULTS OF VOTING AT 2011 ANNUAL GENERAL MEETING
London, 3 May 2011 - Randgold Resources Limited confirmed today that shareholders approved an annual dividend for the year ended 31 December 2010 of US$0.20 per share. The dividend payment will be made on 27 May 2011 to shareholders on the register on 13 May 2011. The ex-dividend date will be 11 May 2011.
The United States dollar is the Company’s main economic and reporting currency. It is therefore the natural currency in which to determine dividends. Nevertheless, shareholders wishing for the conversion of dividend payments into sterling may do so by completing a sterling election form which is available on the Company’s website www.randgoldresources.com and posting it back to the transfer secretaries, to be received by Friday 13 May 2011, or by contacting Computershare Investor Services (Jersey) Limited (Tel: +44 (0)870 707 4040). Shareholders who have previously elected to receive their dividends in sterling will continue to do so until such time as they change their election.
In addition, shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on the Company’s website www.randgoldresources.com and posting it back to the transfer secretaries, to be received by Friday 13 May 2011.
The exchange rate for payment to those who have elected to receive their dividends in sterling will be set on 16 May 2011.
RESULTS OF VOTING AT 2011 RANDGOLD RESOURCES ANNUAL GENERAL MEETING
The final proxy voting figures for the annual general meeting of Randgold Resources, held on 3 May 2011, are shown below:

ORDINARY RESOLUTIONS		FOR	AGAINST	ABSTENTIONS
1.	Receipt of reports and financial statements
	(Resolution 1)	79 581 706	22 251	13 626
RESOLUTION CARRIED

2.	Declare a final dividend
	(Resolution 2)	79 602 427	8 183	6 973
RESOLUTION CARRIED

3.	Approve the Directors’ Remuneration Report
	(Resolution 3)	66 688 436	11 049 354	1 879 791
RESOLUTION CARRIED

4.	Re-election of Philippe Liétard as a director
	(Resolution 4)	79 389 371	209 161	19 051
RESOLUTION CARRIED

ORDINARY RESOLUTIONS		FOR	AGAINST	ABSTENTIONS
5.	Re-election of Mark Bristow as a director
	(Resolution 5)	79 477 765	59 626	80 192
RESOLUTION CARRIED

6.	Re-election of Graham Shuttleworth as a director
	(Resolution 6)	78 883 939	714 461	19 183
RESOLUTION CARRIED

7.	Re-election of Norborne Cole Jr as a director
	(Resolution 7)	70 153 380	9 444 423	19 780
RESOLUTION CARRIED

8.	Re-election of Christopher Coleman as a director
	(Resolution 8)	79 518 528	79 343	19 712
RESOLUTION CARRIED

9.	Re-election of Kadri Dagdelen as a director
	(Resolution 9)	79 350 786	71 077	195 719
RESOLUTION CARRIED

10.	Re-election of Robert Israel as a director
	(Resolution 10)	79 131 971	465 906	19 706
RESOLUTION CARRIED

11.	Re-election of Karl Voltaire as a director
	(Resolution 11)	70 724 535	8 697 018	196 029
RESOLUTION CARRIED

12.	Re-appointment of BDO as auditors
	(Resolution 12)	79 473 136	133 584	10 863
RESOLUTION CARRIED

13.	To determine the auditors’ remuneration
	(Resolution 13)	79 402 556	84 952	130 075
RESOLUTION CARRIED

14.	To approve fees to directors
	(Resolution 14)	67 437 403	10 392 637	1 787 543
RESOLUTION CARRIED

15.	Establish Co-Investment Plan
	(Resolution 15)	68 029 077	11 302 524	285 981
RESOLUTION CARRIED

16.	Authority to allot shares
	(Resolution 16)	78 914 390	678 044	25 149
RESOLUTION CARRIED

SPECIAL RESOLUTIONS

17.	Authority to dis-apply pre-emption rights
	(Resolution 17)	79 543 341	40 151	34 091
SPECIAL RESOLUTION CARRIED

18.	Authority to purchase its own shares
	(Resolution 18)	79 371 207	59 040	187 335
SPECIAL RESOLUTION CARRIED

19.	Adoption of new articles of association
	(Resolution 19)	67 722 904	10 178 899	1 715 779
SPECIAL RESOLUTION CARRIED

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 771 1338	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	randgoldresources@dpapr.com
Website: www.randgoldresources.com